February 12, 2013

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re: California Gold Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed December 26, 2012

File No. 333-179466

Form 10-K for the Fiscal year Ended January 31, 2012

Filed May 2, 2012

File No. 333-134549

Dear Mr. Reynolds:

On behalf of our client, California Gold Corp. (the “Company”), we are submitting this letter in response to your comments in the letter from you to Mr. James D. Davidson, Chief Executive Officer of the Company, dated January 18, 2013 (the “Letter”). The Company concurrently is filing Amendment No. 4 to the Registration Statement on Form S-1 (the “Amendment”), which incorporates the revisions discussed below.

For your convenience, we have listed below in bold your comments from the Letter, together with responses by us on behalf of the Company. Please note that the responses are based on information provided to us by the Company. In addition, we are enclosing with the copy of this letter being sent to you by email a black lined copy of the Amendment marked against the Form S-1 Amendment No. 3 filed with the Securities and Exchange Commission (the “Commission”) on December 26, 2012.

General

1.	If the anticipated filing of the amended registration statement falls after 45 days but before 90 days of the end of the Company’s fiscal year, please follow the guidance provided by Rule 8-08 in determining whether updated audited financial statements are required. Should the Company conclude that updated audited financial statements are not required, please explain how criteria (2) of Rule 8-08(b) has been met.

Response:	In response to the Staff’s comment, the Company notes that because it has not generated any income from continuing operations, it would not be able to meet criteria (2) of Rule 8-08(b). Because the Company is filing the Amendment, however, concurrently with the submission of this letter, on a date which is before 45 days after the Company’s fiscal year end, which is January 31, 2013, it believes that it will not need updated audited financial statements in the registration statement at this time.

John Reynolds

Securities and Exchange Commission
February 12, 2013

Summary, page 1

About This Offering, page 3

2.	We note your response to comment 4 of our letter dated August 15, 2012 and we reissue it in part. Given that there is no minimum in the company offering, there is no guarantee that any shares will be sold by the company. Please provide clear disclosure each time you refer to the shares outstanding after this offering or the use of proceeds to clearly reflect the fact that there is no guarantee any shares will be sold by the company.

Response:	In response to the Staff’s comment, the Company has added language in numerous locations in the Prospectus contained within the Amendment indicating the required disclaimer language. These additions have been added in bold to enhance the clarity of the disclosure.

3.	On page three you state that there are 154,747,454 shares of common stock outstanding as of December 18, 2012. On page five you refer to 115,201,260 shares of common stock outstanding. Please reconcile.

Response:	In response to the Staff’s comment, the Company has added a sentence on p.3 which calculates the percentage of 22,077,588 outstanding shares being sold by the selling shareholders as a percentage of the 115,201,260 shares actually outstanding. The second sentence of that paragraph calculates the percentage including the 39,546,194 warrant shares as if they are actually shares outstanding, yielding a total number of shares outstanding of 154,747,454. The Company believes that the addition of the first sentence clarifies the difference between the two shares outstanding numbers.

4.	We note the disclosure regarding the AuroTellurio Option Agreement to acquire up to 80% interest in the concessions. However, the risk factor on page eight indicates that you do not own the surface rights. Please add disclosure each time you discuss the 80% interest to clarify how the lack of surface rights could impact your ability to continue your planned exploration activities and any potential mining activities.

Response:	In response to the Staff’s comment, the Company has added the requested disclosure.

John Reynolds

Securities and Exchange Commission
February 12, 2013

Use of Proceeds, page 23

5.	We note your response to comment 7 of our letter dated August 15, 2012. Please provide a more detailed discussion of the use of proceeds, in particular the differences in the corporate overhead amounts under the various scenarios.

Response:	In response to the Staff’s comment, the Company has updated its use of proceeds discussion.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations, page 29

Description of Business, page 34

6.	We partially reissue comment 10 of our letter dated August 15, 2012. The disclosure at the beginning of page 34 indicates that the first 20% vesting required that the conditions be met by August 4, 2012. However, the disclosure later on page 34 indicates that such payments and completion of the conditions did not occur until later in August. Please clarify whether the other party agreed to extend the date. File any extension agreement as an exhibit. Also, please clarify at the bottom of page 34 the date that you have expended the additional $250,000 toward the second 20% interest. Update such disclosure, as necessary, as of the most recent practicable date.

Response:	In response to the Staff’s comment, the Company has clarified its disclosure in the prospectus indicating that Mexivada Mining Corp. agreed to extend the date for the completion of the requirements for the vesting of the first 20% interest. There is no written, formal agreement with respect to this extension as it was granted in an email correspondence. The Company has also updated its disclosure regarding exploration program expenditures to date.

Compliance with Government Regulation, page 38

7.	We note your response to comment 11 of our letter dated August 15, 2012 and we reissue the comment. Please describe the effect of existing or probable government regulations on your proposed business. Please revise to specifically disclose how the regulations you have cited will affect your business. For example, it is not clear which other authorities have to authorize mining works and whether your operations will be in or around certain areas or structures, such as villages, dams, etc. Please also disclose the costs and effects of compliance with environmental laws. See Item 101(h)(4)(ix) and (xi) of Regulation S-K.

John Reynolds

Securities and Exchange Commission
February 12, 2013

Response:	In response to the Staff’s comment, the Company has provided additional information relating to government regulations affecting its mining operations in Mexico and related environmental compliance costs.

Other Exploration Opportunities, page 39

8.	We note your response to comment 12 of our letter dated August 15, 2012. Please file the executed agreement with American Strategic Minerals Corp.

Response:	In response to the Staff’s comment, the Company has filed a copy of the executed agreement with American Strategic Minerals Corp. as Exhibit 10.27A.

Executive Officers and Directors, page 43

9.	We partially reissue comment 13 of our letter dated August 15, 2012. Please provide the beginning and ending dates of employment for each position listed for Mr. Davidson.

Response:	In response to the Staff’s comment, the Company has provided the requested beginning and ending dates of employment for each position held by Mr. Davidson.

Certain Relationships and Related Transactions, page 53

10.	We note your response to comment 17. In addition, we note differences between the related party transaction information in the footnotes from the initial Form S-1 financial statements and the related party transaction information in this section as well as the financial statement footnotes in amendment 3. For example, we note references to Oberal International, Inc. and Melechdavid, Inc. in the initial Form S-1 financial statements. Please reconcile those differences. In addition, please provide disclosure of the consulting payments provided to related parties for the fiscal year ended January 31, 2010, which was included in the initial registration statement.

Response:	In response to the Staff’s comment, the Company has updated and revised this disclosure as requested.

Consulting, Legal And Other Professional Fees, page 53

11.	Please disclose whether any of your shareholders are affiliated with Incorporated Communication Services.

Response:	In response to the Staff’s comment, the Company has informed us that none of its shareholders are affiliated with Incorporated Communications Services.

John Reynolds

Securities and Exchange Commission
February 12, 2013

12.	Please disclose Mr. Baybak’s mining and exploration experience and qualifications.

Response:	In response to the Staff’s comment, the Company has added disclosure with respect to Mr. Baybak’s background and expertise.

Legal Matters, page 64

13.	We note your response to comment 19 of our letter dated August 15, 2012 and we reissue the comment. We note that Gottbetter & Partners, LLP, who are named as counsel on the cover page of the registration statement and who are described in the registration statement on page 53 as having prepared and filed the resale registration statement, also own 9.9% of your common stock, some of which are being registered for resale in this registration statement. Please provide a detailed analysis why disclosure pursuant to Item 509 of Regulation S-K for Gottbetter & Partners LLP is not required to be provided.

Response:	In response to the Staff’s comment, the Company has added disclosure to the “Legal Matters” of the prospectus indicating that Gottbetter & Partners, LLP is receiving legal fees in connection with the preparation and filing of the registration statement.

Exhibits

14.	We note your response to comment 27 of our letter dated August 15, 2012 and we reissue the comment. Please file the executed agreements.

Response:	In response to the Staff’s comment, the Company has

15.	We reissue comment 28 of our letter dated August 15, 2012. Please amend your Form 10-K for the year ended January 31, 2012 to comply with the comments issued on the Form S-1, both in this letter and in the initial letter, as applicable. For example and without limitation, we are unable to locate the disclosure regarding the qualifications of the directors to serve as directors, as required by Item 401(e)(1) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has amended its Form 10-K for the year ended January 31, 2012 to comply with the comments issued on the Form S-1, both in this letter and in the initial letter, as applicable, and will file that amendment separately.

John Reynolds

Securities and Exchange Commission
February 12, 2013

If you have any questions with respect to this letter, please contact me at 212-400-6900. Thank you for your consideration.

Very truly yours,

/s/ Paul C. Levites

Paul C. Levites, Esq.

cc:	Pamela Howell, Special Counsel; Ronald E. Alper, Staff Attorney Securities and Exchange Commission

James D. Davidson, Chief Executive Officer California Gold Corp.